Memo

TO:	Samantha A. Brutlag Senior Counsel U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	February 1, 2024
SUBJECT:	Response to comments to the registration statement filed on Form N-1A on December 6, 2023 (the “Registration Statement”) for JNL Series Trust (the “Registrant”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Registration Statement that the Registrant received via telephone on January 22, 2024.

The comments are set forth below in italics, with responses immediately following.

A.	JNL/Morningstar SMID Moat Focus Index Fund

1.	The Fund intends to track the Morningstar® US Small-Mid Cap Moat Focus Index℠, however “US” is not included in the Fund name. Please confirm that was intentional.

RESPONSE: The Registrant confirms that “US” was intentionally not included in the Fund’s name.

2.
In the “Principal Investment Strategies” section, it states that, “The Index is divided into two equally weighted sub-portfolios...” Please clarify how the stocks are weighted in each portfolio, e.g., market weighted or equally weighted.

RESPONSE: The Registrant confirms that the sub-portfolios are equally market weighted and has amended the disclosure as follows (underlined text indicates new language and stricken text indicates deleted language):

As of September 30, 2023, the Index included 97 securities of companies with a full market capitalization range of between approximately $2.6 billion and $51.5 billion and a weighted average full market capitalization of $15.8 billion. These amounts are subject to change. The Index is divided into two sub-portfolios that are reconstituted and rebalanced semi-annually on alternating quarters.  Within each sub-portfolio, an equal weight is assigned to all constituents at rebalancing; constituent weights drift due to market movement until the next rebalance when they are reset to an equal weight. ~~equally weighted sub-portfolios, and each is reconstituted and rebalanced semi-annually on alternating quarters.~~

3.
Please add disclosure to the following sentence to clarify that the Fund is diversified, “The Fund may, at times, be invested in a non-diversified manner to the extent that the Index is also invested in a non-diversified manner.”

RESPONSE: The Registrant has amended the disclosure as follows (underlined text indicates new language and stricken text indicates deleted language):

Although the Fund is diversified, the~~The~~ Fund may, at times, be invested in a non-diversified manner to the extent that the Index is also invested in a non-diversified manner.

B.	JNL/PPM America Investment Grade Credit Fund

1.
Because the Fund must invest, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings made for investment purposes) in a diversified portfolio of U.S. dollar-dominated investment grade debt securities of U.S. and foreign issuers, please change the Fund’s name by either deleting “America” or replacing it with “U.S. Dollar.”

RESPONSE:  The Registrant respectfully declines this comment. The Fund’s naming convention is consistent with other series of the Registrant (e.g., “JNL/[Sub-Adviser’s name]”). PPM America, Inc. is the Fund’s sub-adviser. PPM America, Inc. sub-advises three other series of the Registrant, and each begin with “JNL/PPM America.”

2.
In the “Principal Investment Strategies” section, at the end of the first paragraph, please include an example of duration (e.g., “If rates were to rise 1%, a bond or a bond fund with a five-year average duration would likely lose approximately 5% of its value.”)

RESPONSE: The Registrant has amended the disclosure to include the following text (underlined text indicates new language):

The Fund will seek to maintain a portfolio duration within one year (plus or minus) of the duration of the Bloomberg U.S. Credit Bond Index. Duration is a measure of a bond price’s sensitivity to a change in interest rates (e.g., if interest rates were to rise in a parallel manner by an equal 1%, a bond or bond fund with a five-year average duration would lose approximately 5% of its value).

3.
In the “Principal Investment Strategies” section, please provide, as of a certain date, the duration of the Bloomberg U.S. Credit Bond Index. You may also include disclosure that it is subject to change.

RESPONSE: The Registrant has amended the disclosure to include the following text (underlined text indicates new language):

The Fund will seek to maintain a portfolio duration within one year (plus or minus) of the duration of the Bloomberg U.S. Credit Bond Index. Duration is a measure of a bond price’s sensitivity to a change in interest rates (e.g., if interest rates were to rise in a parallel manner by an equal 1%, a bond or bond fund with a five-year average duration would lose approximately 5% of its value). As of December 29, 2023, the ten-year average duration of the Bloomberg U.S. Credit Bond Index was 7.38 years.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File